Exhibit 21.0

SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES OF OCWEN FINANCIAL CORPORATION

Name	State or Other Jurisdiction of Organization

Ocwen Loan Servicing, LLC (1)	Delaware

RMSI, Inc. (1)	New Jersey

Ocwen Financial Solutions Pvt. Ltd (1)	India

Ocwen Asset Investment – UK, LLC (1)	Delaware

Ocwen Asset Investment Corp. (2)	Florida

Ocwen General, Inc. (2)	Virginia

Ocwen Partnership, LP (2)	Virginia

Ocwen Mortgage Asset Trust I (2)	Delaware

Ocwen Liquidating Trust, LLC (2)	Delaware

Ocwen Luxembourg, Sarl (2)	Luxembourg

Ocwen Asia Holdings, Ltd. (2)	Mauritius

Ocwen Mortgage Asset Investment Company, LLC (2)	Delaware

Ocwen Mortgage Company, LLC (2)	Delaware

Ocwen Real Estate Asset Liquidating Trust 2007-1 (3)	Delaware

Ocwen Servicer Advance Receivables Funding Company Ltd. (3)	Cayman Islands

(1)	Operating company

(2)	Holding company with no significant assets or operations

(3)	Special purpose entity